UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

BORQS TECHNOLOGIES, INC.

Commission File Number 001-37593
(Translation of registrant’s name into English)

Office B, 21/F, Legend Tower, 7 Shing Yip Street Kwun Tong, Kowloon, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On March 23, 2023, Borqs Technologies, Inc. (the “Company” or “Borqs”) announced that the Company has appointed Donald R. Kendall, Jr. as the sole trustee to a divestment trust established to manage the orderly divestment of Borqs’ ownership of Holu Hou Energy, LLC, as required by the Committee on Foreign Investment in the United States.

A copy of the press release announcing the appointment is attached hereto as Exhibit 99.1 and incorporated herein by reference.

 EXHIBIT INDEX

Number	Description of Exhibit
99.1	Press release dated March 23, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: March 23, 2023	By:	/s/ Henry Sun
Henry Sun
Chief Financial Officer

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